

January 7, 2011

Yue Wang
Chief Executive Officer
China Electric Motor, Inc. Sunna Motor Industry Park
Jian'an
Fuyong Hi-Tech Park
Baoan District
Shenzhen, Guangdong, 518103
People's Republic of China

     Re: China Electric Motor, Inc.
             Form 10-K for fiscal year ended December 31, 2009
             Filed March 31, 2010
             File No. 001-34613

Dear Mr. Wang:

     We have completed our review of your filings and do not have any further comments at this time.

                  Sincerely,

                  Brian R. Cascio
                  Accounting Branch Chief